UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Group Governance
	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Nova South
	Melbourne Victoria 3000 Australia	160 Victoria Street
	GPO BOX 86	London SW1E 5LB UK
	Melbourne Victoria 3001 Australia	Tel +44 20 7802 4000
	Tel +61 1300 554 757	Fax + 44 20 7802 4111
	Fax +61 3 9609 3015	bhp.com
bhp.com

25 October 2017

Retirement of Malcolm Brinded as independent Non-executive Director

Malcolm Brinded retired as an independent Non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 18 October 2017.

ASX Listing Rules Appendix 3Z

Final Director’s Interest Notice

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Australian Corporations Act.

Name of director	Malcolm Brinded
Date of last notice	11 March 2016
Date that director ceased to be director	18 October 2017

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

N/A

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

Investment Funds Direct Nominees Limited holds the shares on behalf of Malcolm Brinded who has a beneficial interest.	60,000 ordinary shares in BHP Billiton Plc.

Part 3 – Director’s interests in contracts

Detail of contract	Nil

Nature of interest	N/A

Name of registered holder	N/A
(if issued securities)

No. and class of securities to which	N/A
interest relates

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew	Tel:	+61 3 9609 3730
		Fax:	+61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 554 757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

MALCOLM BRINDED: SECTION 430 (2B) COMPANIES ACT 2006 STATEMENT

BHP Billiton Limited and BHP Billiton Plc (collectively, “BHP”) confirm that Malcolm Brinded retired as a Non-executive Director of the Company on 18 October 2017. The following information is provided in accordance with section 430 (2B) of the UK Companies Act 2006:

BHP’s Remuneration Report for the financial year ending 30 June 2018 will include the remuneration earned by Mr Brinded during his appointment as a Non-executive Director of BHP for the financial year ending 30 June 2018.

Mr Brinded has not and will not receive any remuneration payments upon ceasing to be a Director of BHP other than BHP’s normal fees for an independent Non-executive Director payable for the period from 1 July 2017 up to and including 18 October 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 25, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary